Splash Wine, Inc.

Splash.™

ANNUAL REPORT

52 N Palmetto Avenue, Suite #106

Eagle, ID 83616

(844) 444-9311

https://www.splashwines.com

This Annual Report is dated June 21, 2023.

BUSINESS

The company's business

Splash Wines is devoted to upending and changing the direct-to-consumer, online wine space. We deliver exceptional, value-oriented wines directly to the doors of consumers throughout the United States. With a focus on fanatical customer service, outstanding quality and affordable pricing, we believe we have become one of the leading companies in the incredibly fractured online wine industry in the United States.

Our primary source of revenue generation is from selling wine directly to customers online around the United States. In addition, we sell and generate revenue from our membership programs for frequent customers, including annual and lifetime memberships that provide regular, loyal customers with added benefits, including extra Splash Cash back per order and free shipping on all orders.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $42,579,543 compared to $29,579,543 in fiscal year 2022. The decline was due to the fact that fiscal year 2021 (July 2021-June 2022) was dominated by COVID which began a few months prior to the start of the fiscal year. The result was a dramatic spike in direct-to-consumer delivery of wine which was a preferred way for consumers to purchase wine while other channels suffered varying degrees of shutdown for much of the year. For Splash, the bottom-line was that revenues in FY 2021 were nearly 4X the prior pre-Covid year.

In FY 2022, the country was returning to a new normal which resulted in many consumers returning to retail and restaurant purchasing for wine. This resulted in the decline; however, a significant portion of the new customer base that was generated by the pandemic was retained by Splash; FY 2022 sales were still roughly 3x sales in the pre-Covid period.

Cost of sales

Cost of Sales for fiscal year 2021 was $37,947,745 compared to $25,085,839 in fiscal year 2022. The primary reason for the lower costs was the decline in revenue as reviewed above.

Gross Profit

Gross margins for fiscal year 2021 were $4,605,181 compared to $4,493,703 in fiscal year 2022. In fiscal year 2022 the gross margin was 15.1% as compared to 10.8% in fiscal year 2021. The primary reason for the improvement in fiscal year 2022 was attributed to the fact that, in 2021, supply chain issues resulted in higher product costs that were further strained by the fact that the Splash was forced to use product purchased on the spot market at typically higher costs. In fiscal year 2022, the company was able to return to traditional sources and supply chain costs (transport) were reduced over the course of the year with the result that margins increased significantly.

Expenses

Operating Expenses for fiscal year 2021 were $4,157,684 compared to $3,741,598 in fiscal year 2022. This decline in costs was attributable to largely to the post-Covid world. At the same time, Other Expenses increased in FY 2022 due largely to the increase in interest expense related to the management decison to increase inventory levels significantly due to continuing concerns about the tenuous state of the supply chain in the post-Covid world.

Historical results and cash flows:

Splash is currently in the growth stage and has been revenue generating since 2015. With eight years history, management is able to fairly accurately forecast future revenue and cash flows, particularly the next 12 months. Past cash was primarily generated through marketing wine directly to the consumer. Our goal now is to acquire other companies in the industry to increase both top and bottomline revenue.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $134,799.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Flynn Properties LLC

Amount Owed: $226,605.00

Interest Rate: 0.0%

The Company has entered into operating lease agreements with Flynn Properties LLC for renting of business premises located at 52 N. Palmetto in Eagle, Idaho; the lease periods expires on July 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Creditor: AION FINANCIAL TECHNOLOGIES INC.,

Amount Owed: $3,691,957.00

Interest Rate: 16.5%

The Company entered into a Line of Credit agreement with AION FINANCIAL TECHNOLOGIES INC., a Delaware corporation. The credit facility size is $4,000,000. The interest rate is 16.50% per annum. The total outstanding balance as of June 30, 2022, and June 30, 2021 was $3,691,957 and $2,315,623, respectively. The entire balance is classified as current.

Creditor: Jessica Imeson and Robert Imeson

Amount Owed: $500,000.00

Interest Rate: 0.0%

In January 2023, Jessica Imeson and Robert Imeson loaned the Company up to $700,000 for operations.

Creditor: Cloud 9 Investments LLC

Amount Owed: $140,000.00

Interest Rate: 12.0%

On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. As of June 30, 2022, the outstanding liability on this note was $186,170. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000. The convertible note to Cloud Nine has been capped at $140k. No further interest will be due.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Mackay Imeson

Robert Mackay Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Director

Dates of Service: October, 2014 - Present

Responsibilities: I am the founder and Chief Executive Officer. Salary $282,000

Name: Parker Louis Imeson

Parker Louis Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January, 2015 - Present

Responsibilities: Daily Operations management, with a focus on inventory and order management, supplier relations, and customer service oversight. Salary: $120,000

Name: Patrick William Mackay Imeson

Patrick William Mackay Imeson's current primary role is with Atomai, Inc.. Patrick William Mackay Imeson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2015 - Present

Responsibilities: Director/Advisor

Other business experience in the past three years:

Employer: Black Diamond Financial Group

Title: Managing Director

Dates of Service: January, 2007 - Present

Responsibilities: I lead a team of professionals in the pursuit of opportunistic investments in the $1M - $20M range. Our fund is non thematic - we find deals we like and pursue them aggressively. Current portfolio includes: clean energy, natural resources, software, artificial intelligence and more. We are always looking at new deals so send them our way.

Other business experience in the past three years:

Employer: Morgan Mining LLC

Title: Investor / Advisor

Dates of Service: January, 2019 - Present

Responsibilities: Investor

Other business experience in the past three years:

Employer: Atomai, Inc.

Title: Executive Chariman / Interim CEO

Dates of Service: January, 2015 - Present

Responsibilities: Executive Chariman / Interim CEO

Name: Dale Slear

Dale Slear's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Information Officer

Dates of Service: April, 2023 - Present

Responsibilities: Maintain and improve internal technology processes to maximize productivity and enhance customer experience. Salary: $120,000

Other business experience in the past three years:

Employer: Wine Awesomeness

Title: CTO/COO

Dates of Service: January, 2013 - December, 2022

Responsibilities: Building a bad ass brand around wine through my team's creative and technical abilities.

Name: Garrett Mackay Imeson

Garrett Mackay Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: January, 2015 - Present

Responsibilities: I spearhead the revenue generation and customer acquisition channels for Splash and its affiliated brands.

Other business experience in the past three years:

Employer: CellarStash Wine Marketplace, Inc.

Title: Chief Marketing Officer

Dates of Service: May, 2020 - Present

Responsibilities: Chief Marketing Officer

Name: Bruce Samuel Cunningham

Bruce Samuel Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Director

Dates of Service: July, 2019 - Present

Responsibilities: President. Leading Product Development and Supply Chain Management.
Salary: $60,000

Name: Abigail Knox Berman

Abigail Knox Berman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2015 - Present

Responsibilities: I'm on the board of Splash and also a shareholder.

Name: Trevor Pettennude

Trevor Pettennude's current primary role is with Zuni Payments LLC DBA Banctek Solutions.
Trevor Pettennude currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2015 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Zuni Payments LLC DBA Banctek Solutions

Title: CEO

Dates of Service: January, 2018 - Present

Responsibilities: Executive Management

Name: Michael Beane

Michael Beane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: June, 2021 - Present

Responsibilities: Specialties: -Build corporate value -Design and implement solutions to complex business issues -Team leader and team builder -Negotiate sound contracts for M&A transactions -Create, articulate and implement strategic change Salary: $120,000

Other business experience in the past three years:

Employer: SMB LLC

Title: Managing Member

Dates of Service: January, 2005 - Present

Responsibilities: Private equity investor in California and Costa Rican real estate.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of Entity: Cloud 9 Investments LLC

Names of 20% owners: whose owners are board members of Splash Wines Inc

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Convertible Note

Material Terms: On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. As of June 30, 2022, the outstanding liability on this note was $186,170. When Convertible Note issuance was recorded, $50,000 was received by Splash, and $50,000 was loaned by Splash to a director to pay the balance of the debenture. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000.

RELATED PARTY TRANSACTIONS

Name of Entity: JA Imports LLC

Names of 20% owners: (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company)

Relationship to Company: Officer

Nature / amount of interest in the transaction: Consulting

Material Terms: Splash Wines Inc has an agreement with JA Imports LLC to manage compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

Name of Entity: Five board members ($10,000 each) to invest in CellarStash.

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: In 2022, the Company loaned $50,000 to five board members ($10,000 each) to invest in CellarStash. There is no interest rate or maturity date. As of June 30, 2022 and June 30, 2021, the outstanding balance of the amount due from related parties is $50,000 and $0, respectively.

Name of Entity: Jessica Imeson and Robert Imeson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: On May 9, 2022, the Company borrowed money from its shareholders, Jessica Imeson and Robert Imeson – $150,000 from each shareholder, with flat fee of 3% and maturity date set to August 26, 2022. As of June 30, 2022, the total outstanding balance of these loans was $209,189. This loan has been fully repaid.

Name of Entity: Cloud 9 Investments LLC

Names of 20% owners: whose owners are board members of Splash Wines Inc

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Convertible Note

Material Terms: On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. As of June 30, 2022, the outstanding liability on this note was $186,170. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000. Cloud Nine convertible was fully paid.

Name of Entity: Patrick Imeson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: $50k was loaned to Patrick Imeson at 6% interest.

Name of Entity: Robert Imeson and Jessica Imeson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: Subsequently, Robert Imeson and Jessica Imeson have agreed to loan the company up to $700k. That is now at 500k.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Shares , and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 330,481 of Common Stock.
• Common Stock
The amount of security authorized is 20,000,000 with a total of 15,431,968 outstanding (15,361,069 as of 3/31/23 due to 70,899 warrants that expired in the interim.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding includes 2,057,500 shares to be issued pursuant to stock options issued and 70,889 pursuant to warrants all of which expired in FY 2023

• Series A Preferred Shares
The amount of security authorized is 2,000,000 with a total of 667,201 outstanding.
Voting Rights
1 vote per share associated with Series A Preferred Shares, As a block, the Preferred Shares have veto power.
Material Rights
There are no material rights associated with Series A Preferred Shares .
• Preferred Stock
The amount of security authorized is 8,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Preferred Stock.
Material Rights
There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or

"Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Splash Wines or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Splash Wines could harm our reputation and materially negatively impact our financial condition and business. Market Risk The wine industry is subject to market fluctuations, which can impact consumer demand, pricing, and overall profitability. Changes in consumer preferences, economic conditions, or regulatory factors can affect Splash Wines' sales and revenue. Competitive Landscape The wine industry is highly competitive, with numerous established players and emerging competitors. Splash Wines may face challenges in acquiring and retaining customers, as well as maintaining a competitive edge against other wine retailers, online marketplaces, or local wineries. Operational Risks Like any business, Splash Wines faces operational risks such as supply chain disruptions, logistical challenges, quality control issues, or production delays. Any inefficiencies in operations could impact the company's ability to meet customer demands or maintain profitability. Regulatory and Compliance Risks Compliance with regulations is crucial for any business, particularly in the alcohol industry. Splash Wines must adhere to various federal, state, and local laws related to alcohol sales, distribution, and licensing. Failure to comply with these regulations could result in penalties, fines, or legal issues. Cybersecurity Risks As an online retailer, Splash Wines collects and stores customer data, including payment information. The company could be susceptible to cybersecurity breaches, hacking attempts, or data theft, which may harm its reputation, lead to financial losses, or result in legal liabilities. Dependence on Suppliers and Partners Splash Wines relies on its network of wine suppliers and delivery partners. Any disruptions in the supply chain, including issues with sourcing quality wines, delivery delays, or relationship strains with key partners, could negatively impact the company's operations and customer satisfaction. Consumer Preferences Changes in consumer tastes and preferences can significantly affect the demand for certain wines or wine-related products. If Splash Wines fails to adapt to evolving consumer trends or misjudges market demand, it could lead to inventory write-offs, reduced sales, and financial losses. Economic Factors General economic conditions, such as recessions, inflation, or fluctuations in consumer spending patterns, can impact discretionary purchases like wine. A downturn in the economy may result in decreased consumer demand and lower sales for Splash Wines.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 21, 2023.

Splash Wine, Inc.

By   /s/ *Robert Imeson*

     Name: <u>Splash Wines Inc</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Splash Wines, Inc.
CEO Financial Certification

I, Robert M Imeson, the Chief Executive Officer of Splash Wines, Inc., hereby certify that the financial statements of Splash Wines, Inc and notes thereto for the periods ending June 30, 2021 and June 30, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2022 the amounts reported on our tax returns were total income of $29,579,543; taxable income of $560,758 and total tax of $117,759.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15 day of June 2023

DocuSigned by:

Rob Imeson

01B976197B0B4BB...

CEO

6/15/2023

SPLASH WINES, INC.

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Splash Wines, Inc.
Eagle, Idaho

We have reviewed the accompanying financial statements of Splash Wines, Inc. (the "Company,"), which comprise the balance sheet as of June 30, 2022, and June 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2022 and June 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 25, 2023
Los Angeles, California

SPLASH WINES INC.
BALANCE SHEET
(UNAUDITED)

As of June 30,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	372,302	$	391,464
Accounts Receivable, net		695,626		30,266
Right to Market Inventory		6,798,933		6,793,042
Due from Related Parties		100,000		50,000
Note Receivable		247,704		221,000
Prepaids and Other Current Assets		382,804		257,083
Total Current Assets		**8,597,369**		**7,742,855**
Property and Equipment, net		46,827		50,792
Intangible Assets		(0)		500
Loan Fees		671		3,932
Funding Fees		36,873		67,173
Right-of-Use Assets		218,805		-
Total Assets	**$**	**8,900,545**	**$**	**7,865,252**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,628,000	$	2,456,569
Credit Cards		787,541		1,145,799
Convertible Note		100,000		100,000
Accrued Interest on Convertible Note		40,493		40,493
Line of Credit		3,691,957		2,315,623
Shareholder Loan		209,189		-
Other Current Liabilities		339,251		321,074
Total Current Liabilities		**6,796,430**		**6,379,557**
Promissory Notes and Loans		-		-
Right-of-Use Lease, Operating Lease		226,605		-
Total Liabilities		**7,023,036**		**6,379,557**
STOCKHOLDERS EQUITY				
Common Stock		855,701		855,701
Series A Preferred Stock		630,052		630,052
Additional Paid in Capital		1,224,157		1,224,157
Retained Earnings/(Accumulated Deficit)		(832,400)		(1,224,215)
Total Stockholders' Equity		**1,877,509**		**1,485,695**
Total Liabilities and Stockholders' Equity	**$**	**8,900,545**	**$**	**7,865,252**

See accompanying notes to financial statements.

For Fiscal Year Ended June 30,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 29,579,543	$ 42,552,927
Cost of Goods Sold	25,085,839	37,947,745
Gross Profit	4,493,703	4,605,181
Operating Expenses		
General and Administrative	2,718,980	3,780,957
Sales and Marketing	1,022,619	376,727
Total Operating Expenses	3,741,598	4,157,684
Operating Income/(Loss)	752,105	447,497
Interest Expense	526,765	181,272
Other Loss/(Income)	(334,173)	(654,986)
Income/(Loss) before provision for income taxes	559,513	921,211
Provision/(Benefit) for income taxes	163,303	81,074
Net Income/(Net Loss)	$ 396,210	$ 840,137

See accompanying notes to financial statements.

SPLASH WINES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series A Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—June 30, 2020	**12,508,118**	**$ 675,493**	**667,201**	**$ 630,052**	**$ 1,224,157**	**$ (2,064,352)**	**$ 465,350**
Issuance of Stock	795,452	$ 180,208					**$ 180,208**
Net Income/(Loss)						840,137	840,137
Balance—June 30, 2021	**13,303,570**	**855,701**	**667,201**	**630,052**	**1,224,157**	**$ (1,224,215)**	**$ 1,485,695**
Introduction of new leasing standard (ASC 842)						(4,396)	(4,396)
Net Income/(Loss)						396,210	396,210
Balance—June 30, 2022	**13,303,570**	**$ 855,701**	**667,201**	**$ 630,052**	**$ 1,224,157**	**$ (832,400)**	**$ 1,877,509**

See accompanying notes to financial statements.

- 4 -

SPLASH WINES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended June 30,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	396,210	$	840,137
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,965		4,373
Amortization of Intangibles		500		13,453
Amortization of Loan Fees		3,261		3,261
Amortization of Funding Fees		30,300		25,242
ROU Expense		3,404		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(665,360)		(30,266)
Right to Market Inventory		(5,892)		(4,203,483)
Prepaids and Other Current Assets		(125,720)		665,161
Note Receivable		(26,704)		50,000
Due from Related Parties		(50,000)		349,247
Accounts Payable		(828,568)		(734,926)
Credit Cards		(358,258)		344,430
Other Current Liabilities		18,177		(120,842)
Net cash provided/(used) by operating activities		**(1,604,685)**		**(2,794,212)**
CASH FLOW FROM INVESTING ACTIVITIES				
Funding Fees		-		(15,175)
Net cash provided/(used) in investing activities		**-**		**(15,175)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution				180,208
Line of Credit		1,376,334		1,650,870
Borrowing on Promissory Notes and Loans		-		(127,361)
Borrowing on Shareholder Loans		209,189		(264,643)
Borrowing on Convertible Notes		-		(155,000)
Net cash provided/(used) by financing activities		**1,585,522**		**1,284,074**
Change in Cash		(19,163)		(1,525,313)
Cash—beginning of year		391,464		1,916,778
Cash—end of year	$	**372,302**	$	**391,464**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	526,765	$	181,272
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Splash Wines, Inc. was incorporated on October 2, 2014 in the state of Idaho. The financial statements of Splash Wines, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eagle, Idaho.

Splash Wines Inc. operates from headquarters in Eagle Idaho as a direct-to-consumer wine marketing company. The company accesses wines from across the planet and markets to approximately 250,000 customers in the USA. Wine is imported under exclusive agreements and last mile fulfillment is also a third-party process which is managed in two warehouses (New York and California).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ended on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022, and June 30, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $122,046 and $41,459, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2022 and 2021, the Company determined that no reserve was necessary.

Right to Market Inventory

Splash Wines is considered a third-party provider meaning that the company is not licensed (either federally or state) to sell wine but rather operates through a designated licensee. In that respect, the company has an exclusive agreement with JA Imports which holds both import and wholesale licenses. JA is responsible to purchase and warehouse wine (both import and domestic) on behalf of Splash and is the entity that holds title to that inventory. Splash markets the wine to and charges the credit cards of the end customer. The funds are then routed from Splash to JA Imports to pay for the wine and associated expenses.   Splash is responsible to provide funds JA to ensure all JA suppliers invoices. The advanced funds give Splash the exclusive right to market the inventory on behalf of JA and are booked as a current asset under Right to market inventory.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Fixtures	7 years
Office Equipment	7 years
Automotive Equipment	5 years
Leasehold Improvements	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles include website development with estimated useful life of three years.

Income Taxes

Splash Wines, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of wine products.

Cost of goods

Costs of goods sold include the cost of finished goods, storage, shipping, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2022 and June 30, 2021 amounted to $1,022,619 and $376,727, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain office space under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of office space.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed June 30, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 250,409	$ 250,409	$ 250,409
Liabilities				
Current Portion of Lease Obligation	-	28,199	28,199	$ 28,199
Lease Obligation	-	226,605	226,605	$ 226,605
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(4,396)	(4,396)	$ (4,396)
Total	$ -	$ -	$ -	$ -

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended June 30,		2022		2021
Employee Advances	$	1,100	$	2,000
Prepaid Expense		22,245		18,067
Other Current Assets		106,684		237,016
Income Tax Receivable		252,775		-
Total Prepaids and Other Current Assets	$	382,804	$	257,083

Note Receivable

The Company has a receivable from CellarStash in total amount of $221,000 for assets that were transfer from Splash Wines, Inc to CellarStash at the time of separation. The agreed interest rate on this note is 5% and the maturity date is set on October 31, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $247,704 and $221,000, respectively.

Payable and Other Current Liabilities

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended June 30,		2022		2021
Accrued Expenses	$	180,000	$	240,000
Income Taxes Accrued		159,251		81,074
Total Other Current Liabilities	$	339,251	$	321,074

4.   PROPERTY AND EQUIPMENT

As of June 30, 2022, and June 30, 2021, property and equipment consists of:

As of Year Ended June 30,		2022		2021
Furniture and Fixtures	$	6,203	$	6,203
Office Equipment		10,596		10,596
Automotive Equipment		16,773		16,773
Leasehold Improvements		49,068		49,068
Property and Equipment, at Cost		82,640		82,640
Accumulated Depreciation		(35,813)		(31,848)
Property and Equipment, Net	$	46,827	$	50,792

Depreciation expenses for property and equipment for the fiscal year ended June 30, 2022, and 2021 were in the amount of $3,965 and $4,373 respectively.

5. INTANGIBLE ASSETS

As of June 30, 2022, and June 30, 2021, intangible asset consists of:

As of Year Ended June 30,	2022		2021	
Website	$	75,772	$	75,772
Intangible Assets, at cost		**75,772**		**75,772**
Accumulated Amortization		(75,772)		(75,272)
Intangible Assets, Net	$	**(0)**	$	**500**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended June 30, 2022 and 2021 were in the amount of $500 and $13,453 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with no par value. As of June 30, 2022, and June 30, 2021, 13,303,570 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with no par value. As of June 30, 2022, and June 30, 2021, 667,201 shares of Preferred Stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company initially reserved 2,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options and Warrants

The Company granted stock options and warrants. The stock options and warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended June 30,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options and warrant granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options and warrants is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options and warrants granted using the historical volatility of startup companies. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option and warrants grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options and warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized s incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at June 30, 2020	2,057,500	$ 0.64	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at June 30, 2021	2,057,500	$ 0.64	5.76
Exercisable Options at June 30, 2021	2,057,500	$ 0.64	5.76
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at June 30, 2022	2,057,500	$ 0.64	4.76
Exercisable Options at June 30, 2022	2,057,500	$ 0.64	4.76

Stock option expenses for the years ended June 30, 2022, and June 30, 2021 were $0.

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Value	Weighted Average Remaining Contract Term
Outstanding at June 30, 2020	157,740	$ 1.06	-
Granted	-		
Exercised	(11,342)		
Forfeited	-		-
Outstanding at June 30, 2021	146,398	$ 1.06	0.97
Granted		$ 1.06	
Exercised	-	$ -	
Forfeited	-	$ -	
Outstanding at June 30, 2022	146,398	$ 1.06	0.00

Warrants expenses for the years ended June 30, 2022, and June 30, 2021 were $0.

8.   DEBT

Leases

The Company has entered into operating lease agreements with Flynn Properties LLC for renting of business premises located at 52 N. Palmetto in Eagle, Idaho; the lease periods expires on July 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	June 30, 2022
Lease Liability	
Beginning Balance	$ 254,805
Additions	$ -
Lease Payments	(28,199)
Balance at end of period	$ 226,605

The aggregate minimum annual lease payments under operating lease in effect on June 30, 2022, are as follows:

	June 30, 2022
2023	$ 53,556
2024	55,160
2025	56,822
2026	58,516
2027	60,266
Thereafter	5,034
Total	$ 289,354

Line of Credit

The Company entered into a Line of Credit agreement with AION FINANCIAL TECHNOLOGIES INC., a Delaware corporation. The credit facility size is $4,000,000. The interest rate is 16.50% per annum. The total outstanding balance as of June 30, 2022 and June 30, 2021 was $3,691,957 and $2,315,623, respectively. The entire balance is classified as current.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Flat fee	Borrowing Period	Maturity Date	For the Year Ended June 2022			For the Year Ended June 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jessica Imeson	$ 150,000	3.00%	05/09/2022	08/26/2022	$ 104,594		$ 104,594	$ -		
Robert Imeson	$ 150,000	3.00%	05/09/2022	08/26/2022	104,594		$ 104,594	-		
Total					$ 209,189	$ -	$ 209,189	$ -	$ -	$ -

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended June 2022					For the Year Ended June 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Cloud 9 Investments LLC	$ 100,000	12.00%	04/27/2015	04/27/2018	-	40,493	100,000	-	140,493	-	40,493	100,000	$ -	140,493
Total					$ -	$ 40,493	$ 100,000	$ -	$ 140,493	$ -	$ 40,493	$ 100,000	$ -	$ 35,000

The convertible note is convertible into 936,800 shares of capital voting stock.

9.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

Federal, state, and local	$	163,303
Foreign	$	-
Total	$	163,303

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$	-
Total	$	-

Total deferred tax assets and deferred tax liabilities were as follows:

Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	-
Net current deferred tax asset	$	-

Since the Company has a positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

10. RELATED PARTY

Splash Wines Inc has an agreement with JA Imports LLC (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company) to manage compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

On May 9, 2022, the Company borrowed money from its shareholders, Jessica Imeson and Robert Imeson – $150,000 from each shareholder, with flat fee of 3% and maturity date set to August 26, 2022. As of June 30, 2022, the total outstanding balance of these loans was $209,189.

On April 27, 2015, the Company issued a convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc, in the amount of $100,000, with an interest rate of 12.0%. The parties subsequently agreed to cap the interest at $40,492.80 and further that the note would be converted prior to the end of June 2023 in the amount of 936,800 shares. In connection with this debenture, the company loaned Patrick Imeson, a principal of Cloud 9 and a director of Splash Wines, $50,000 on April 27th 2015 at an interest rate of 6%. That debt is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000 plus accumulated interest of $24,000 as of April 27, 2023 for a total of $74,000.

In 2022, the Company loaned $50,000 to five board members ($10,000 each) to invest in CellarStash. There is no interest rate or maturity date. As of June 30, 2022 and June 30, 2021, the outstanding balance of the amount due from related parties is $50,000 and $0, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2022 through May 25, 2023, which is the date the financial statements were available to be issued.

On December 15, 2022, the Company executed a new line of credit with Bank of Commerce – the maximum amount of this line of credit is $4,000,000 with an interest rate of Prime plus 2% and the maturity date is December 15, 2023. At the end of January 2023, the company implemented the Bank of Commerce line of credit and paid off the $4.0M AION line of credit.

In 2023, the Company purchased the assets of Wine Awesomeness. The assets purchased included IP customer list and inventory.

In January 2023, Jessica Imeson and Robert Imeson loaned the Company up to $700,000 for operations.

As of March 31, 2023, 20,795 warrants have been exercised and 136,946 warrants have expired.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Robert Imeson, Principal Executive Officer of Splash Wine, Inc., hereby certify that the financial statements of Splash Wine, Inc. included in this Report are true and complete in all material respects.

Robert Imeson

CEO